VF 4-13-05

SECI 05040115 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC RECEIVED APR 8 2005 PROCESSING

SEC FILE NUMBER
8- 53089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Unified Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 N. Pennsylvania St
(No. and Street)

Indpls, IN 46204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Highsmith 317-917-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JD Cloud & Co LLP
(Name – *if individual, state last, first, middle name*)

1100 Mercantile Center, 120 E. 4th St, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
4/18

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen D. Highsmith Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Distributors, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen D. Highsmith, Jr.
Signature

President & CEO
Title

Carol J. Highsmith
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

HARRY D. BADANES, CPA, CFP®
DANIEL E. WERNKE, CPA
KENNETH W. MILLER, CPA
CRAIG M. JOHNSON, CPA
CLIFTON L. LOONEY, JR., CPA
1100
MERCANTILE CENTER
120
EAST FOURTH STREET
CINCINNATI
OHIO 45202
TEL 513.621.1188
FAX 513.621.3337
WWW.JDCLOUD.COM

April 5, 2005

Dennis Stralka
NASD
55 West Monroe Street
Suite 2700
Chicago, IL 60603-5052

VIA FACSIMILE

Re: Unified Distributors LLC December 31, 2004 Audited Financial Statements

Dear Mr. Stralka:

With respect to Schedule A of the subject, there were no material differences between the Company's Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as computed on this schedule and the Company's computation included in Part II of Form X-17A-5 as of December 31, 2004; and therefore, a reconciliation has been omitted from Schedule A.

Sincerely,

J.D. Cloud & Co. L.L.P.

Craig M. Johnson

Craig M. Johnson, Partner

C: Karyn Cunningham

<u>Sent Via Certified Mail (7160 3901 9848 4766 2373)</u>

NASD

April 4, 2005

Unified Distributors, LLC
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Mr. Steve Highsmith:

This acknowledges receipt of your 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d)4. The report as submitted appears deficient in that it did not contain the following:

- A reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed, or if no material differences existed, a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Procedural Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience. Failure to respond with this request may result in disciplinary action.

Please respond to this matter by **April 25, 2005**. If you have any questions, please contact Dennis Stralka, Compliance Specialist, at (312) 899-4386.

Sincerely,

Yvonne Rzeszot

Yvonne Rzeszot
Supervisor of Examiners

Rf\femderr\admin\focus\aa\Unified-def.doc

Enclosure: Form X-17A-5 Part III Facing Page

cc: Lawrence Kendra
Chicago Regional Office
Securities and Exchange Commission
175 West Jackson Blvd., Suite 900
Chicago, IL 60604

Certified Public Accountant
JD Cloud & Co., LLP
1100 Mercantile Center
120 East 4th Street
Cincinnati, Ohio 45202

Investor protection. Market integrity.

Chicago District Office
55 West Monroe Street, Suite 2700
Chicago, IL
60603-5052

tel 312 899 4400
fax 312 606 0742
www.nasd.com